Filed Pursuant to Rule 433

Dated June 8, 2020

Registration Statement: 333-229886

Pricing Term Sheet

General Electric Company

June 8, 2020

$1,500,000,000 4.350% Notes due 2050

Issuer:	General Electric Company
Trade Date:	June 8, 2020
Settlement Date:	June 15, 2020 (T+5)
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Negative) / BBB+ (Negative) / BBB (Stable)
Title:	4.350% Notes due 2050
Principal Amount:	$1,500,000,000 (to be fungible and consolidated with the $2,250,000,000 4.350% Notes due 2050 issued on April 22, 2020, thereby forming a single series with such notes with an aggregate principal amount of $3,750,000,000)
Maturity Date:	May 1, 2050
Coupon:	4.350%
Benchmark Treasury:	UST 2.000% 02/15/2050
Benchmark Treasury Price and Yield:	108-15 / 1.639%
Spread to Benchmark Treasury:	+270 basis points
Yield to Maturity:	4.339%
Price to Public:	100.176% of the aggregate principal amount plus accrued interest from and including April 22, 2020 to, but excluding, the Settlement Date, in the amount of $9,606,250.
Underwriting Discount:	0.875%
Proceeds (before expenses and excluding accrued interest) to Issuer:	$1,489,515,000
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2020
Optional Redemption:

At any time prior to November 1, 2049, make-whole redemption at the Treasury Rate (as defined in the preliminary prospectus supplement) +50 basis points.

On or after November 1, 2049, at par plus accrued and unpaid interest, if any, to, but excluding the redemption date.

CUSIP / ISIN:	369604 BY8 / US369604BY81
Sole Book-Running Manager:	Morgan Stanley & Co. LLC
Co-Managers:	BNP Paribas Securities Corp. SMBC Nikko Securities America, Inc. Blaylock Van, LLC

 * Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

The notes described in this term sheet constitute a further issuance of the 4.350% Notes due 2050, of which $2,250,000,000 aggregate principal amount was issued by General Electric Company on April 22, 2020, described in the Prospectus Supplement dated April 13, 2020 and the Prospectus dated February 26, 2019, and will form a single series with, and have the same terms (other than the initial offering price and the issue date), and have the same CUSIP and ISIN numbers as and will trade interchangeably with, those notes. Upon completion of this offering, the aggregate principal amount of outstanding notes under this issue will be $3,750,000,000. Information contained in the Prospectus Supplement dated April 13, 2020 is not incorporated by reference into this term sheet.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

The Sole Book-Running Manager and Co-Managers expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, investors who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.